UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 7, 2025, announcing the award of the BOTAŞ Tender to Turkcell Superonline.

Istanbul, May 7, 2025

Announcement Regarding the Award of the BOTAŞ Tender

Our company’s subsidiary, Turkcell Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”), has been awarded in the "BOTAŞ Leasing of Fibres in the Fibre Optic Cable Infrastructure" tender issued by Boru Hatları ile Petrol Taşıma A.Ş. (“BOTAŞ”). The new tender, concerning the relevant infrastructure that has been in use by Turkcell Superonline since 2009, ensures that it will continue to be operated by our company for the next 15 years. The tender value has been set at USD 25.5 million annually.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 7, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 7, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer